Exhibit (e)(12)

September 8, 2014

Mr. Edward L. Lonergan

Chief Executive Officer

Chiquita Brands International, Inc.

550 South Caldwell Street

Charlotte, North Carolina 28202

Re: Amendment of Employment Agreement

Dear Ed:

1.          In connection with the pending merger pursuant to the Transaction Agreement between the Company and Fyffes plc (“Fyffes”) dated March 10, 2014 (“Transaction Agreement”), we propose the following modifications of your employment arrangements. For purposes of this letter agreement (“Letter”), references to the “Company” refer to Chiquita Brands International, Inc. as applicable prior to the Effective Time (as defined under the Transaction Agreement) and to any surviving company if the Company is involved in a merger, including the Surviving Corporation (as defined in the Transaction Agreement) at and after the Effective Time. This Letter is an amendment of your October 1, 2012 Employment Agreement with the Company (“Employment Agreement”). The Employment Agreement continues in accordance with its terms, as modified by this Letter. Capitalized terms not defined in this Letter have the meanings as defined in the Employment Agreement.

2.          Extension of the Term. The Term of your employment is hereby extended for the period through October 8, 2015. There shall be no further automatic extension of the Term of the Employment Agreement and the Employment Agreement shall terminate on October 8, 2015, unless the parties mutually agree otherwise in writing.

3.          Non-Executive Chairman. At the Effective Time, your employment will terminate. At such time, you will become the non-executive Chairman of the Company’s Board of Directors (“Board”). Such termination will not be a termination without Cause or for Good Reason for purposes of Section 5(a) or 5(d) of the Employment Agreement. During your service as non-executive Chairman of the Board, you agree to provide active assistance to the Company’s Chief Executive Officer in transitioning your duties, facilitating integration of the businesses of the Company and Fyffes and in working towards the realization of synergies in connection with the transactions contemplated by the Transaction Agreement.

4.          Base Salary; Director’s Fees. For the period beginning on October 8, 2014 and ending at the earlier of the Effective Time or the expiration of the Term, your Annual Base Salary will increase to $950,000. At the Effective Time, your Annual Base Salary will cease and you will be entitled to the same director cash fees and equity grants as other members of the Board. You will also receive a Chairman’s fee of $100,000 per twelve-month period commencing at the Effective Time in consideration of your expertise and experience in Company matters, payable in equal installments at such time as you receive your other director cash fees.

5.          2014 Annual Bonus. If the Effective Time or a Change in Control occurs prior to December 31, 2014, the Company shall be entitled to pay you an amount equal to your Target Bonus for the 2014 fiscal year as soon as reasonably practicable following the Effective Time or such Change in Control, as applicable, but no later than March 15, 2015. If the Effective Time or a Change in Control occurs after December 31, 2014, your 2014 bonus will be determined based on actual Company performance for 2014 under the annual bonus plan and will be paid when the 2014 bonuses are paid to other senior executives of the Company.

6.          2015 Annual Bonus. If the Effective Time or a Change in Control occurs on or after January 1, 2015 and prior to October 8, 2015, the Company shall be entitled to pay you a pro rata Target Bonus for the 2015 fiscal year based on the number of months employed from January 1, 2015 through the Effective Time or such Change in Control. If the Effective Time or a Change in Control does not occur on or prior to October 8, 2015, your 2015 bonus will be determined based on actual Company performance for 2015 under the annual bonus plan, prorated based on the number of months of employment from January 1, 2015 through October 8, 2015 and will be paid when the 2015 bonuses are paid to other senior executives of the Company.

7.          Equity Awards. No later than 15 days following the date hereof with respect to clause (i) below and no later than the date the Company establishes performance criteria with respect to 2015 annual incentive compensation for executive officers with respect to clause (ii) below, the Company will grant to you, in the forms of awards previously provided to you, (i) a time-vesting restricted stock unit award having a face value of $1,080,000 and time-vesting in three equal installments on each of the first three anniversaries of October 8, 2014 so long as you are employed on each respective anniversary for such installment to so vest (except as provided below) (“RSUs”) and (ii) a performance stock unit award having a face value at target of $2,520,000 (and threshold opportunity of 75% of target and a maximum opportunity of 125% of target), a time-vesting period ending on October 8, 2015 and a performance period commencing on January 1, 2015 and ending on December 31, 2015 and performance goals established by the Compensation Committee of the Board of Directors of the Company (the “Committee”) such performance goals to be established following the Committee’s consultation with you (“PSUs”). The foregoing to the contrary notwithstanding:

(a)          If the Effective Time does not occur by October 8, 2015, the RSUs will fully vest and the PSUs will fully time-vest on October 8, 2015 if you are employed through such date (except as provided below);

(b)          If the Effective Time occurs before December 31, 2015:

(i)          at the Effective Time the PSUs will be deemed achieved at target and either;

(ii)          if the Effective Time occurs before October 8, 2015, the PSUs will be treated as having the same vesting schedule as the RSUs with continued time-vesting of the unvested portion of both awards to continue notwithstanding a termination of your employment at the Effective Time for so long as you are serving as a member of the Board (except as provided at Section 7(f)(ii) below); or

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(iii)        if the Effective Time does not occur before October 8, 2015, the PSUs will fully time-vest on October 8, 2015 if you are employed through such date (except as provided at Section 7(e) below);

(c)          If the Effective Time occurs before the date that the PSUs have been granted, at the Effective Time you will be granted a time-vested restricted stock unit award having a face value equal to the target value set forth above with respect to the PSU and with the same vesting terms as are applicable to the RSU award (including continued vesting for so long as you are serving as a member of the Board (except as provided below));

(d)          If you incur an involuntary termination of employment without Cause, voluntary termination due to Good Reason or your employment terminates due to your death or Disability before the date that the PSUs have been granted and before either the Effective Time or the occurrence of a Change in Control, you will receive a cash payment at such termination in lieu of the PSUs in the amount of the above target grant value with respect to the PSU award;

(e)          The RSU and PSU awards will be renewal grants solely for purposes of Section 5 (other than Section 5(d)) of the Employment Agreement and such Section 5 will apply to both awards at all times prior to the Effective Time (with the PSU award payable at target thereunder, if applicable); and

(f)          If, at any time during the vesting period of the RSU and the PSU awards at or after either (i) the occurrence of either a Change in Control (and without limiting Section 8 below) or (ii) the occurrence of the Effective Time prior to October 8, 2015, you are asked to resign as a member of the Board, are removed from the Board, are not re-nominated and re-elected as a member of the Board, or you cease to serve as a member of the Board due to your death or Disability, both such awards will vest in full (and at target for the PSU award) and be immediately payable.

Also, from and after the first to occur of (x) the Effective Time, (y) a Change in Control or (z) your termination of employment for any reason on or after October 8, 2014, your Initial Option Grant will be exercisable for the full unexpired option term. Your Employment Agreement as in effect prior to the date hereof shall govern your Initial RSU Grant and Initial Option Grant through October 8, 2014.

8.          Change in Control. If upon or following a Change in Control and during the Term, the Company terminates your employment for any reason other than Cause or Disability, or you terminate your employment for Good Reason (a “Qualifying Termination”), then subject to subsection 5(f) of the Employment Agreement and Section 8, Section 12(h) and Section 12(l) thereof, and in lieu of the payments and benefits to which you would otherwise be entitled under Section 5(a) of the Employment Agreement: (i) the Company shall pay you the Accrued Amounts not later than 30 days following the date of the Qualifying Termination, (ii) the Company shall pay you a lump sum payment within fifteen days following such termination (subject to postponement under Section 12(h) or 12(l) of the Employment Agreement), equal to the sum of (a) the Annual Base Salary and (b) Target Bonus, (iii) all of your then-unvested equity or equity-based awards shall be immediately fully vested and nonforfeitable as if the target level performance had been achieved, if applicable, and such awards shall be canceled and settled in cash (including a cash payment in lieu of the performance stock unit award set forth a Section 7, above, if such award had not been granted prior to the Change in Control) not later than 15 days following the date of the Qualifying Termination, (iv) the Company shall provide you (and your eligible dependents, as the case may be), for a period of twelve (12) months following the date of the Qualifying Termination, the various welfare benefits under Section 3(e) of the Employment Agreement in which you (and/or your eligible dependents, as the case may be) participated immediately before the date of the Qualifying Termination (on a basis no less favorable than that in effect immediately before the date of the Qualifying Termination) and (v) the Company shall provide you with the Other Benefits.

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9.          Additional Outside Board. During the Term and while you serve as non-executive Chairman of the Board, you may serve on an additional Outside Board in addition to the one permitted under Section 2(b) of the Employment Agreement. The conditions provided in Section 2(b) of the Employment Agreement shall also apply with respect to this additional Outside Board service.

10.         Legal Fees. The Company shall pay your legal fees incurred in connection with the negotiation and execution of this Letter, in an amount not to exceed $50,000, which payment shall be made within thirty (30) days of the receipt by the Company of an invoice for such fees, which you agree to provide the Company not later than December 31, 2014.

11.         No Duplication. All payments or benefits pursuant to this Letter shall be paid or provided so long as the payments and benefits do not result in the duplication of any such payments or benefits under the Employment Agreement.

[Signature Page Follows]

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If the terms of this Letter are acceptable, please sign this or a counterpart copy and return it to me and retain a copy for your personal records.

Sincerely,

/s/ Kerrii B. Anderson
Kerrii B. Anderson, Chairwoman of the Board of
Directors

Accepted and Agreed:

/s/ Edward F. Lonergan
Edward F. Lonergan

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